LAW OFFICES OF

ERIC P. LITTMAN, P.A.

7695 S.W. 104TH STREET
OFFICES AT PINECREST
SUITE 2 I 0
MIAMI. FLORIDA 33159

MARK J. BRYN	TELEPHONE: (305)663-3333
OF COUNSEL	FACSIMILE: (305)668-0003
E-MAIL: ELITTMAN@AOL.COM

November 22, 2011

Ms. Courtney Haseley, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	MedicalMakeover Corporation of America Revised Preliminary Information Statement on Schedule 14C Filed November 17, 2011 File No. 000-30621

Dear Ms. Haseley:

I am in receipt of your November 21, 2011 letter with respect to Medical Makeover Corporation of America's Revised Preliminary Information Statement on Schedule 14C. Simultaneously with sending you this letter, we are posting Amendment #2 to the 14C on Edgar. I am also sending you a courtesy redlined copy of the 14C as well. With respect to your comments, please be advised as follows:

1.
I believe that you are mistaken with respect to the number of common shares whichyou the Registrant currently has authorized. In your letter, you state that the Articles reflect 100,000,000 authorized shares, however, the Registrant filed an Amendment to its Certificate of Corporation with the Secretary of State of Delaware on October 27, 2003 which increased the authorized common shares to 10,000,000,000. That is part of the exhibit we previously filed. Therefore, I think our language with respect to decreasing the authorized capital is correct.

This will acknowledge that the Registrant will include copies of our original Certificate of Incorporation and Bylaws together with any amendments thereto as an Exhibit to our Form 10-K for its fiscal year ended December 31, 2011.

2.	We have removed all references to the name change as per your second comment.

3.	We have removed any references to paying cash in lieu of shares or fractional dividends.

Ms. Courtney Haseley, Esquire
United States Securities and Exchange Commission
November 22, 2011

I trust that this now fully responds to your comments and if you have any further questions, please do not hesitate to call.

Very truly yours,

/s/ Eric P. Littman
Eric P. Littman
EPL/ica

cc: Medical Makeover Corporation of America